

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

<u>Via U.S. Mail and Facsimile to 760-359-7042</u>

George Alvarez
CEO
China Tel Group, Inc.
12526 High Bluff Drive, Suite 155
San Diego, CA 92130

   RE: **China Tel Group, Inc.**
      Preliminary Information Statement on Schedule 14C
      Filed December 1, 2010, as amended on January 28, 2011
      File No. 000-52095

Dear Mr. Alvarez:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        /s/ Celeste M. Murphy

        for Larry Spirgel
        Assistant Director